Exhibit 99.1

Ituran Location and Control Ltd. Announces Extraordinary General Meeting’s Results

At the extraordinary meeting of the shareholders of Ituran Location and Control Ltd. (the “Company”), held on September 15, 2011, the resolution to reappoint Mr. Izzy Sheratzky as chairman of our board of directors was not approved by the required special majority under Israeli law. A total of 11,174,680 ordinary shares (76.88%) voted FOR this resolution, of which 4,525,258 ordinary shares are held by shareholders who do not have a personal interest in the resolution and/or are not deemed 'controlling shareholders' (57% of the total number of votes by shareholders who voted and do not have a personal interest in the resolution), 3,347,441 ordinary shares voted AGAINST this resolution and 12,275 ordinary shares ABSTAINED.

Notwithstanding the results of the meeting, Mr. Izzy Sheratzky will preside as president of the Company and will continue to provide the company with all other services in accordance with his agreement with the company, which was approved by our shareholders on May 12, 2011.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 615,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

International Investor Relations

 CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246